               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         AMENDMENT NO. 2
                        (FINAL AMENDMENT)
                               TO
                         SCHEDULE 14D-1
       Tender Offer Statement Pursuant to Section 14(d)(1)
              of the Securities Exchange Act of 1934

                      ELCO INDUSTRIES, INC.
                    (Name of Subject Company)

                        E.I. TEXTRON INC.
                  A Wholly Owned Subsidiary of
                          TEXTRON INC.
                            (Bidders)

                  Common Stock, $5.00 Par Value
                (Including the Associated Rights)
                 (Title of Class of Securities)

                           0002844201
                 (CUSIP Number of Common Stock)

                        Wayne W. Juchatz
          Executive Vice President and General Counsel
                          Textron Inc.
                      40 Westminster Street
                   Providence, RI  02903-2596
                         (401) 421-2800
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                           Copies to:
                     Charles M. Nathan, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                New York, New York  10004 - 1980
                         (212) 859-8000

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     This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule 14D-1 dated September 19, 1995, as  amended
(the   "Schedule  14D-1")  of  E.I.  Textron  Inc.,  a   Delaware
corporation (the "Offeror") and a wholly owned subsidiary of Textron Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of Elco Industries, Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest, as set forth in the Schedule 14D-1.

     Unless otherwise indicated, the information set forth in the
Schedule 14D-1 remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company.

  Items 6(a) and 6(b) are hereby amended and supplemented by the following:

     The Offer terminated at 12:00 midnight, New York City time, on Tuesday, October 17, 1995. The Parent issued a press release on October 18, 1995 in which it disclosed that 4,665,384 Shares (representing 90.8% of the outstanding Shares on a fully diluted basis) were validly tendered and accepted for payment, including
35,969   Shares  tendered  pursuant  to  notices  of   guaranteed
delivery.

     A  copy  of  such press release is attached hereto  as  Exhibit
(a)(13) and incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

  (a)(13)  Text of Press Release issued on October 18, 1995.

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                            SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1995

                                E.I. Textron Inc.

                                By:/s/  Arnold M. Friedman
                                   Name:  Arnold M. Friedman
                                   Title: Vice President

                                Textron Inc.

                                By:/s/  Arnold M. Friedman
                                   Name:   Arnold M. Friedman
                                   Title:  Vice President &
                                           Deputy General Counsel

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                          EXHIBIT INDEX

                                                             Page
Exhibit                    Description                       No.

(a)(13) _ Text of Press Release issued on October 18, 1995.    5

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                                                  Exhibit (a)(13)

                      [TEXTRON LETTERHEAD]

Contact: Susan Gillette                     FOR IMMEDIATE RELEASE
         (401) 457-2354


       Textron Completes Tender Offer for Elco Industries

     Providence, Rhode Island, October 18, 1995 _ Textron Inc. (NYSE: TXT) announced today that its wholly owned subsidiary, E.I. Textron Inc., successfully completed its $36.00 per share cash tender offer for all of the outstanding shares of Elco Industries, Inc. (NASDAQ: ELCN).

     4,665,384   shares   of   Elco   Industries   common   stock
(representing 90.8% of the outstanding shares on a fully diluted basis) were tendered pursuant to E.I. Textron's offer which expired at midnight, EST, on October 17, 1995.

     E.I. Textron has accepted all validly tendered shares for payment at $36.00 per share. The preliminary count includes 35,969 shares tendered by notice of guaranteed delivery, and is subject to final verification. As previously announced, the remaining Elco Industries shares will be converted into the right to receive $36.00 per share in cash in a merger between Elco Industries and E.I. Textron Inc. The merger is expected to be final on October 20, 1995.

     Textron is a $9.7 billion global multi-industry company with
market-leading  operations in six business  segments:   Aircraft,
Automotive, Industrial, Systems and Components, Finance and  Paul
Revere Insurance.

     Elco  Industries  is  a  manufacturer  and  distributor   of
fastening products and systems for the automotive, commercial, construction and "do-it-yourself" home markets.

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